November 27, 2012

Via EDGAR

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

 Dear Mr. Larry Spirgel

Re:      Flow Tech Solutions Inc. (the “Company”)
            Registration Statement on Form S-1
            Filed August 10, 2012
            File No. 333-183239

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Summary, page 5

1.      We note your response to comment 3 from our letter dated August 28, 2012.  We do not agree and reissue our comment.  Please disclose you are a shell company and revise the Prospectus to explain the effects of the availability of Rule 144 due to your status as a shell company.

ANSWER:  We have made the requested revisions.

2.      We note your response to comment 4 from our letter dated August 28, 2012.  Please revise the Summary section to disclose the minimum amount of cash you will need to raise in the next 12 months to open your first clinic.

ANSWER: We have added the following disclosure:

The minimum amount of cash we will need to raise in the next 12 months to open our first clinic is $143,000.  This will include the following expenses:  $120,000 on tenant improvement/construction, $16,000 on treatment equipment, $6,000 on merchandise and $1,000 on staff uniforms, ropes, slippers and towels.

Risk Factors, page 7

We will incur significant increased costs…, page 9

3.      We note your revised disclosure.  Please disclose the actual amounts of legal, accounting, and other expenses to be a public reporting company.  Further, account for these expenses in your disclosure under Plan of Operations.

ANSWER: We have made the requested revisions.

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Plan of Distribution, page 11

4.      We note your response to comment 14 from our letter dated August 28, 2012.  Please remove the disclosure under Offering Price that says the selling stockholders may sell at prevailing market prices, prices related to such prevailing market price, or other prices.  Similarly, remove the disclosure that states the sales price to the public will vary according to the selling decisions of each selling stockholder and market for your stock at the time of resale.  Your offering must be at a fixed price for the entire duration of the offering.  Please make conforming revisions throughout the Prospectus.

ANSWER: The requested revisions have been made.

Rule 144 Shares, page 11

5.      We note your response to comment 15 from our letter dated August 28, 2012.  We reissue this comment: revise to disclose the effects of being a shell company and paragraph (i) of Rule 144.

ANSWER: We have made the requested revisions.

Description of Property, page 18

6.      We note your response to comment 17 from our letter dated August 28, 2012.  Please incorporate your response into your disclosure: that Portland is the location of your corporate office and the distance between Portland and Carson should not affect your efforts to open a clinic.

ANSWER: We have added the following disclosure:

“The address in Carson, California is where we intend to open up our massage therapy clinic, and one we have yet to acquire.  For our filing purposes, we are using our Portland, Oregon address as our corporate office.  The distance between our corporate office in Portland and our slated clinic location in Carson, California should not affect our efforts to open a massage clinic.”

OTC Bulletin Board Qualification for Quotation, page 19

7.      We note your response to comment 18 from our letter dated August 28, 2012.  We reissue this comment: revise your disclosure given your status as a shell company and Rule 144(i).

ANSWER: We have made the requested revisions.

Plan of Operations, page 21

8.      We note your disclosure in the fourth paragraph on page 21 regarding your current monthly burn rate.  This disclosure differs from page 5.  Please present consistent disclosure or advice.

ANSWER: The requested revision has been made.  We have added the current monthly burn    rate as $3,917.

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9.      We note your disclosure on page 21 under Plan of Operations regarding your expenses of $1,430,000 in the next 12 months.  We also note your disclosure on page 22 under Cash Requirements regarding your plans to begin operations.  Please revise to explain how the amounts in the Plan of Operations section are consistent with the amounts in the Cash Requirements section.

ANSWER: The disclosure on page 22 under Cash Requirements has been amended to correctly reflect our cash requirements.

Please contact the writer if you have any further questions.

Yours truly,

Flow Tech Solutions Inc.

Per: /s/ Yong Ok Cho

Yong Ok Cho

President & C.E.O.

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